UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2012

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Creation of a Direct Financial Obligation

As previously reported by Cogo Group, Inc. (the “Company”) in a Report of Foreign Private Issuer on Form 6-K dated November 1, 2011, Comtech Broadband Corporation Limited, Comtech Digital Technology (Hong Kong) Limited, Comtech Industrial (HK) Limited (“CIHK”) and MDC Tech Inc. Limited (collectively, the “Borrowers”), each indirect subsidiaries the Company, entered into a USD30 million credit facility (the “2011 Credit Facility”) with the Hongkong and Shanghai Banking Corporation Limited (the “Lender”). On December 4, 2012, the Borrowers and the Lender extended and increased the facility to USD40 million (the “2012 Credit Facility”).

The 2012 Credit Facility has substantially the same terms as the 2011 Credit Facility. Pursuant to the terms of a letter (the “Letter”) from the Lender dated December 4, 2012, the 2012 Credit Facility, like the 2011 Credit Facility, is separated into seven parts: (i) a USD40 million import facility with a maximum tenor of 90 days, (ii) a USD40 million loan against import with a maximum tenor of 90 days, (iii) a USD30 million trust receipt with a maximum tenor of 90 days, (iv) a USD40 million clean import loan with a maximum tenor of up to 90 days (v) a USD10 million export factoring facility, (vi) a USD10 million revolving loan and (vii) a USD2 million treasury facility which is risk weighted up to 60 months and with a USD2 million foreign exchange sub-limit. The aggregate outstanding amount under items “(i)” through “(vi)” together may not exceed USD40 million. Items “(i)” through “(vi)” are available to the Borrowers, while item “(vii)” is available only to CIHK.

The 2012 Credit Facility is subject to review by the Lender at any time, but in any event by May 15, 2013.

The foregoing summary of the Letter does not purport to be complete and is qualified in its entirety by reference to the actual Letter, which is filed as Exhibit 10.3 hereto, which is incorporated by reference in this report.

Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Credit Facility Agreement with the Hongkong and Shanghai Banking Corporation Limited dated May 18, 2011 (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 1, 2011).

10.2	Letter from the Hongkong and Shanghai Banking Corporation Limited confirming the availability of the Credit Facility as of October 25, 2011 (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 1, 2011).

10.3	Letter from the Hongkong and Shanghai Banking Corporation Limited confirming the availability of the Credit Facility as of December 4, 2012 (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COGO GROUP, INC.

By:	/s/ Jeffrey Kang
Name: Title:	Jeffrey Kang Chief Executive Officer

Dated: December 11, 2012

Exhibit Index

Exhibit No.	Description

10.1	Credit Facility Agreement with the Hongkong and Shanghai Banking Corporation Limited dated May 18, 2011 (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 1, 2011).

10.2	Letter from the Hongkong and Shanghai Banking Corporation Limited confirming the availability of the Credit Facility as of October 25, 2011 (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 1, 2011).

10.3	Letter from the Hongkong and Shanghai Banking Corporation Limited confirming the availability of the Credit Facility as of December 4, 2012 (filed herewith).